QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

The Mills Corporation

		Year ended
	6 months ended June 30, 2001
		2000	1999	1998	1997	1996
Net income before extraordinary items	$18,826	$61,255	$48,603	$43,192	$37,171	$21,386
Add:
Distributions received from joint ventures	17,591	44,003	23,683	32,434	29,278	0
Interest on indebtedness	30,224	56,736	49,498	46,366	43,195	50,708
Less:
Equity in earnings from joint ventures before extraordinary items	(2,067)	(16,571)	(12,287)	(8,097)	(4,372)	(2,661)

Earnings	$64,574	$145,423	$109,497	$113,895	$105,272	$69,433

Fixed charges:
Interest on indebtedness	$30,224	$56,736	$49,498	$46,366	$43,195	$50,708
Capitalized interest	11,786	21,058	13,065	8,761	8,890	7,171

Fixed charges	$42,010	$77,794	$62,563	$55,127	$52,085	$57,879

Ratio of earnings to fixed charges	1.54	1.87	1.75	2.07	2.02	1.20

Note: We sold and issued our series A preferred stock in April and May 2001. Due to the redemption features of the preferred stock, the Company has accounted for the dividends on the preferred stock as interest expense. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends would be identical to the ratio of earnings to fixed charges, for the six month period ended June 30, 2001.

QuickLinks

  Exhibit 12.1